Exhibit 99.2
GVI Security Solutions, Inc., GenNx360 GVI Holding, Inc. and GenNx360 GVI Acquisition Corp. Announce Extension and Increase in Tender Offer Price for Common Stock of GVI Security Solutions, Inc.
     NEW YORK, New York, November 24, 2009 /PRNewswire/ — GVI Security Solutions, Inc. (OTC Bulletin Board: GVSS) (“GVI”), GenNx360 GVI Holding, Inc. and its wholly-owned subsidiary, GenNx360 GVI Acquisition Corp., today announced that, in connection with the existing tender offer to purchase all of the common stock of GVI as set forth in the Offer to Purchase dated November 3, 2009, GenNx360 GVI Acquisition Corp. has increased the purchase price of the shares from $0.38 per share to $0.3875 per share, net to the seller, in cash. All references in the Letter of Transmittal to the price of $0.38 per share shall be deemed to refer to the increased price of $0.3875 per share. Accordingly, if you have already tendered your shares, there is no need for you to submit another Letter of Transmittal in order to receive the increased price. If you have not yet tendered your shares, you will receive the increased price if you submit the Letter of Transmittal that you received with the original tender offer materials.
     The deadline for tendering the shares in the offering has been extended from 12:00 midnight New York City time at the end of Thursday, December 3, 2009, to 12:00 midnight, New York City time at the end of Tuesday, December 8, 2009, unless further extended.
     Shareholders with questions about the tender offer may call MacKenzie Partners, Inc., the Information Agent, toll-free at (800) 322-2885.
     GenNx360 GVI Acquisition Corp. is an indirect wholly-owned subsidiary of GenNx360 Capital Partners. Each of GenNx360 GVI Holding, Inc. and GenNx360 GVI Acquisition Corp. was formed for the purpose of entering into a business combination transaction with GVI Security Solutions, Inc. and has not carried on any business activities other than in connection with the tender offer and proposed merger.
The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. GenNx360 GVI Acquisition Corp. and GenNx360 GVI Holding, Inc. have filed a Tender Offer Statement with the U.S. Securities and Exchange Commission. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, have been mailed to all stockholders of GVI Security Solutions, Inc. at no expense to the stockholders. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) and the Solicitation/ Recommendation Statement are also available for free at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release because they contain important information.